Financial Certification

I, Dean Matthews, certify that:

1) The financial statements of BarLink, LLC (d/b/a BFLY) included in this Form are true and complete in all material respects; and

2) The tax return information of BarLink, LLC included in this Form reflects accurately the information reported on the tax return for BarLink, LLC filed for the fiscal year ended 12/31/2016.



Signature
CEO